SEWARD & KISSEL LLP

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                           TELEPHONE: (212) 574-1200
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                                               September 14, 2006

VIA EDGAR TRANSMISSION
----------------------

U.S. Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, N.E.
Washington, D.C. 20549


      Re:  Euroseas Ltd.
           Post-Effective Amendment No. 1 to Registration Statement on Form F-1 Filed September 12, 2006
           (Accession Number: 0000919574-06-003821)

Ladies and Gentlemen:

     On behalf of Euroseas Ltd. (the "Company"), we hereby respectfully request that the Securities and Exchange Commission (the "Commission") consent to the withdrawal by the Company of the Amendment to the Registrant's Registration Statement on Form F-1 filed with the Commission on September 12, 2006 (Accession
Number: 0000919574-06-003821). This file was supposed to be tagged as a post-effective amendment to the Company's Form F-1 which was declared effective by the Commission on February 3, 2006, but instead was erroneously tagged as a pre-effective amendment.

     If you have any  questions  concerning  this matter,  please  contact me at
(212) 574-1386.

     Thank you for your assistance in this matter.

                                               Very truly yours,

                                               SEWARD & KISSEL LLP

                                               By: /s/ Craig A. Sklar
                                                   -----------------------
                                                       Craig A. Sklar
                                                       Partner


Enclosure

SK 02558 0002 700304